Exhibit 99.1

Dejour Energy Inc. Operations Update Q1 2013

Gross Oil Production Up 40%, Piceance Drill Rig Secured

Denver, Colorado, February 19, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today provides an update on field operations at its Woodrush oil production facility, Northern BC and its Piceance properties in Western Colorado.

Peace River Arch, NE BC:

Further to our Woodrush Update in Q2 2012, we are now able to report that current February oil production is averaging 350 Barrels of Oil per Day “BOPD” (gross) up more than 40% from the average oil production rate in 2012. Currently, gross field production is averaging 500 Barrels Oil Equivalent per Day “BOEPD.” Dejour currently owns 75% of this production.

“Dejour is pleased to report that oil production continues to increase after more than one year of continuous water injection and remediation work. The focus of activity at Woodrush now is to improve on recent production levels while continuing to reduce monthly operating costs,” says Hal Blacker, Dejour COO.

Piceance Basin, NW Colorado:

At the Company’s South Rangely project, the discovery well is on line producing at the contract sales rate of 250 MCF/d. The Company plans include a review of expansion alternatives with a view to initiate the drilling of an Hz production well by mid- 2014. Dejour maintains a 70% interest in the balance of this unit.

At the Company’s 72% owned Kokopelli project, preparations are underway to drill and case three additional wells and complete four wells into pipe. All necessary permits have been issued for this phase of development. The drill rig has been contracted to move in on the 18th of March, with an anticipated initial well spud date of the 22nd of March. Dejour, as operator, will be drilling 100% of these 3 new wells, in conjunction with the drilling fund capital previously announced.

Of significant interest to the Company is a recent announcement by WPX Energy of a successfully completed Lower Mancos (Niobrara) Hz producer, in Garfield County, that has averaged 12 MMCF/d of restricted flow production during the first 30 days. Additionally, WPX has announced its intention to drill 2 additional Hz wells in 2013. This is the 14th Mancos Hz to be drilled, completed and tested in the Piceance. Other Mancos HZ wells are in various stages of evaluation. The encouraging production results of these new wells indicate that the Piceance Basin recoveries, including the Niobrara/Mancos, offer the potential to at least double the net reserves available here, with improved economics. WPX has recently iterated that the Piceance continues to demonstrate that it is a ‘world class asset’ region. Dejour has over 7,500 net acres of land prospective for Niobrara/Mancos contingent resources in this Basin. This current WPX discovery is situated between Dejour’s Kokopelli and Roan Creek leaseholds.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 129,000 net acres) and Peace River Arch regions (approximately 8,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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